October 29, 2014

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed May 15, 2014
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter to amend our prior correspondence dated October 24, 2014 (the “October 24 Response Letter”) in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 29, 2014 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2013 (No. 001-32305) and Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2013 (No. 001-32305) (collectively, the “Form 20-F”), filed by CorpBanca (the “Company”) with the SEC on May 15, 2014 and July 29, 2014, respectively.

We respectfully note the inclusion of an error in our response to Comment 2 on page 4 of the October 24 Response Letter.  This correspondence corrects that error.

Risk Index of Our Loan Portfolio, page 99

2.
We note your discussion regarding the changes in your risk index for your commercial, mortgage, and consumer loans which appears to be due to adjustments made to the loan loss allowance.  Explain to us the reasons for such adjustments and how these adjustments impact the change to your provision for loan losses and allowance under IFRS.

We respectfully note that in the table prefaced:

And our adjusted risk index as of December 31, 2013 is re-calculated as follows:

the numerator in the MCh$ amount of the line item “Total” was incorrectly stated as “126,039”, and that such figure should be “307,879”, as set forth below:

		Item	MCh$	Ratio RI
		Commercial Loans	201,376	2.1%
			9,395,478
Risk Index (RI) =	Allowances
	Loans	Mortgage loans	22,295	1.1%
			2,004,303

		Consumer Loans	84,208	5.0%
			1,679,740

		Total	307,879	2.4%
			13,079,521

We respectfully advise that all other figures in this table (including the Total Risk Index Ratio of 2.4%) were stated correctly and are not subject to amendment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

Eugenio Gigogne
Chief Financial Officer
Tel: 562-660-2351
Eugenio.gigogne@corpbanca.cl

c.c.	Ms. Yolanda Trotter
Ms. Angela Connell

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com